MODERN. SOUTHERN. STYLE

February 10, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Thompson, Accounting Branch Chief

Re:	Belk, Inc.

Form 10-K for Fiscal Year Ended February 1, 2014

Filed on April 15, 2014

File No. 000-26207

Dear Ms. Thompson:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 27, 2015. To assist in your review, we have included the Staff’s comments below prior to our responses.

Form 10-K for the Fiscal Year Ended February 1, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 21

1. In future filings, please quantify your current material commitments for capital expenditures and indicate the purpose of those expenditures. See Item 303(a)(2)(i) of Regulation S-K. In this regard, we note your discussion of the strategic initiatives that you intend to implement over the next 2-3 years.

Response to Comment 1:

We acknowledge the Staff’s comment and will quantify our current material commitments for capital expenditures and indicate the purpose of those expenditures in future filings.

Critical Accounting Policies, page 24

2. In future filings, please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates rather than duplicating the accounting policy disclosures in the financial statement footnotes. Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied. For example, if reasonably likely changes in the discount rate or long-term rate of return used in accounting for your pension plans would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Please refer to SEC Release No. 34-48960. In your response, please show us what your disclosure would have looked like if these changes were made in your most recently filed Form 10-K.

Response to Comment 2:

We acknowledge the Staff’s comment and, in future filings, we will provide a more robust discussion of our critical accounting policies and estimates; quantify and provide an analysis of the impact of critical accounting estimates on our financial position and results of operations for the periods presented, if material; and include a qualitative and quantitative analysis of the sensitivity of reported results to changes in our assumptions, judgments and estimates, if material. Per the Staff’s request, we show below what the disclosure would have looked like if these changes were made to our most recently filed Form 10-K.

Management’s discussion and analysis discusses the results of operations and financial condition as reflected in the Company’s consolidated financial statements, which have been prepared in accordance with GAAP. As discussed in the Company’s notes to the consolidated financial statements, the preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventory valuation, recoverability of long-lived assets, the calculation of pension and postretirement obligations, self-insurance reserves, and income taxes.

Management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. See the Company’s notes to the consolidated financial statements for a discussion of the Company’s significant accounting policies.

While the Company believes that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, the Company cannot guarantee that its estimates and assumptions will be accurate, which could require the Company to make adjustments to these estimates in future periods.

The following critical accounting policies are used in the preparation of the consolidated financial statements:

•	Merchandise Inventories. Inventories are valued using the lower of cost or market value, determined by the retail inventory method (“RIM”). Under RIM, inventory retail values are converted to a cost basis by applying specific average cost factors for each merchandise department. Cost factors represent the average cost-to-retail ratio for each merchandise department based on beginning inventory and the fiscal year purchase activity. Since the retail value of our inventory is adjusted on a regular basis to reflect current market conditions, our carrying value should approximate the lower of cost or market. RIM is an averaging method that is widely used in the retail industry due to its practicality. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, permanent markdowns and shrinkage, which may affect the ending inventory valuation at cost as well as the corresponding charge to cost of goods sold.

Permanent markdowns designated for clearance activity are recorded when the salability of the inventory has diminished. Factors taken into consideration when making a permanent markdown decision include current and anticipated demand, customer preference, age of merchandise and fashion trends. When a decision is made to permanently markdown inventory, the resulting charge to cost of goods sold is made in the same period. A 1% change in the dollar amount of markdowns would have impacted net income by approximately $3 million for fiscal years 2014, 2013 and 2012, respectively.

Shrinkage primarily results from adjusting the inventory records for the results of the physical inventories taken. At interim periods, shrinkage is estimated as a percentage of sales based on historical shrinkage rates. Historically, our actual physical inventory count results have shown our estimates to be reliable. Based on prior experience, we do not believe that the actual results will differ significantly from the assumptions used in these estimates. Shrinkage occurs due to theft, loss, and inaccurate records for the receipt of inventory, among other things. While it is not possible to quantify the impact from each cause of shrinkage, the Company has loss prevention programs and policies in place intended to minimize it, including interim inventories to keep the Company’s inventory records accurate.

The Company receives markdown allowances, which represent partial reimbursement of markdowns taken and/or to support the gross margins earned in connection with the sale of merchandise. Amounts are recognized as a reduction to cost of goods sold in the later of the period that the merchandise is marked down or the reimbursement is negotiated. Amounts received prior to recognizing the markdowns are recorded as a reduction to the cost of inventory. The arrangements pursuant to which the Company’s vendors provide allowances, while binding, are generally informal in nature. The terms and conditions of these arrangements vary significantly from vendor to vendor and are influenced by, among other things, the type of merchandise to be supported. Although it is highly unlikely that there will be any significant reduction in historical levels of vendor support, if such a reduction were to occur, the Company could experience higher costs of sales depending on the specific vendors involved and market conditions existing at the time.

•	Recoverability of Long-Lived Assets. The carrying value of long-lived assets are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, such as historical operating losses or plans to close stores before the end of their previously estimated useful lives. Additionally, on an annual basis, the recoverability of the carrying amounts of individual stores are evaluated. A potential impairment has occurred if projected future undiscounted cash flows are less than the carrying value of the assets. The estimate of cash flows includes management’s assumptions of future cash flows based upon the future highest and best use of the asset. When determining the stream of projected future cash flows associated with an individual store, management estimates future store performance, including sales growth rates, gross margin and controllable expenses, such as store payroll and supplies expense. Projected cash flows must be estimated for future periods throughout the remaining life of the property, which may be as many as 40 years in the future. The accuracy of these estimates will be impacted by a number of factors, including general economic conditions, changes in competitive landscape and our ability to effectively manage the operations of the store. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. A 10% decrease in the estimated undiscounted cash flows for the stores with indicators of impairment would not have had a material impact on our results of operations for fiscal years 2014, 2013 or 2012.

•	Pension and Postretirement Obligations. The Company has a defined benefit pension plan, the Belk Pension Plan, a non-qualified defined benefit Supplemental Executive Retirement Plan, (“Old SERP”), which provides retirement and death benefits to certain qualified executives, and the Company provides postretirement medical and life insurance benefits to certain employees. The Company utilizes significant assumptions, along with the actual employee census data, in determining its periodic pension and postretirement expense and obligations that are included in the consolidated financial statements. These assumptions include determining an appropriate discount rate and long-term rate of return on plan assets (in the case of the Pension Plan).

The Company discounted its future pension and post retirement obligations using a rate of 4.50% at February 1, 2014, compared to 4.375% at February 2, 2013. The Company developed the discount rate by matching the projected future cash flows of the plan to a modeled yield curve consisting of over 500 Aa-graded, noncallable bonds, then rounded up to the nearest eighth of a point. As the discount rate is reduced or increased, the pension and post retirement obligation would increase or decrease, respectively, and future pension and post retirement expense would decrease or increase, respectively. Lowering or increasing the discount rate by 0.25% (from 4.50% to 4.25%/from 4.50% to 4.75%) would increase or decrease the pension and post retirement obligation at February 1, 2014 by approximately $17 million and would increase or decrease estimated fiscal year 2015 expense by less than $1 million, respectively.

As of February 1, 2014, the Company lowered the assumed annual long-term rate of return for the Pension Plan from 7.25% to 6.75% based on expected future returns on the portfolio. The Pension Plan’s expected return assumption is based on weighted average aggregate long-term expected returns of various asset classes corresponding to the plan’s asset allocation. Pension expense increases or decreases as the expected rate of return on the assets of the Pension Plan decreases or increases, respectively. Lowering or raising the expected long-term rate of return on the Pension Plan’s assets by 0.25% would increase or decrease the estimated fiscal year 2015 pension expense by approximately $1 million.

•	Self-Insurance Reserves. The Company is responsible for the payment of workers’ compensation, general liability and automobile claims under certain dollar limits. The Company purchases insurance for workers’ compensation, general liability and automobile claims for amounts that exceed certain dollar limits. The Company records a liability for its obligation associated with incurred losses utilizing historical claims experience, demographic and severity factors and actuarial assumptions. A change in claims frequency and severity of claims from historical experience, as well as changes in state statutes and the mix of states in which we operate, could result in a change to the required reserve levels. Changes in actuarial assumptions could also have an impact on estimated reserves. Historically, our actuarial estimates have not been materially different from actual results; however, a 10% pre-tax change in our estimate for our self-insurance liability would increase or decrease the liability by approximately $1 million as of the end of fiscal years 2014, 2013 and 2012.

The Company is responsible for the payment of medical and dental claims and records a liability for claims obligations in excess of amounts collected from associate premiums. Historical data on incurred claims along with estimated health and dental care trends are used to estimate the loss development factors to project the future development of incurred claims. Management believes that the Company’s reserves are adequate but actual claims liabilities may differ from the amounts provided, which would not impact the financial statements materially.

•	Income Taxes. Income taxes are accounted for under the asset and liability method. The annual effective tax rate is based on income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. Significant judgment is required in determining annual tax expense and in evaluating tax positions. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The reserves (including the impact of the related interest and penalties) are adjusted in light of changing facts and circumstances, such as the progress of a tax audit. If the reserve for income tax exposures decreased 10%, the impact would be approximately $2 million as of fiscal years 2014, 2013 and 2012.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company accrues interest related to unrecognized tax benefits in interest expense, while accruing penalties related to unrecognized tax benefits in income tax expense (benefit).

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (704) 426-8250 if you have any questions.

Very truly yours,

/s/ Adam M. Orvos

Adam M. Orvos
Executive Vice President and Chief Financial Officer